FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-

Lund Gold Ltd. Notice of Special and Annual General Meeting, Information Circular, Schedules B and C, Proxy and Return Card, (Audited Financial Statements for the Year Ended June 30, 2004, EDGAR Filed Under the Companies Form 20F Annual Report Form on November 17, 2004),

-

Lund Gold Ltd. News Release, Dated November 16, 2004,

-

BC Form 53-901F, Material Change Report, Filed on November 17, 2004,

-

Lund Gold Ltd. News Release, Dated November 23, 2004,

-

Lund Gold Ltd. News Release, Dated November 25, 2004,

-

Lund Gold Ltd. Interim Financial Statements for the Period Ended September 30, 2004 and Form 52-109FT2, CEO and CFO Certifications.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

December 3, 2004

By:    “James G. Stewart”

 James G. Stewart

Its:    Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

____________________________________________________________________________________________

December 3, 2004

SECURITIES AND EXCHANGE COMMISSION                                            VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the special and annual general meeting of the members of LUND GOLD LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on December 8, 2004, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended June 30, 2004.

2.

To fix the number of directors at four (4).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To consider and, if thought fit, pass a special resolution approving the alteration of the Company’s Notice of Articles to remove the application of the pre-existing company provisions prescribed under the Business Corporations Act (British Columbia), as described in the accompanying information circular.

7.

To consider and, if thought fit, pass a special resolution approving the adoption of a new form of Articles for the Company, as described in the accompanying information circular.

8.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

9.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 29th day of October, 2004.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek, President

LUND GOLD LTD.
(the “Company”)
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia  V6E 2E9

INFORMATION CIRCULAR

(As at October 29, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of  LUND GOLD LTD. (the "Company") for use at the special and annual general meeting of the Company to be held on December 8, 2004 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, at the address or fax number as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares without par value, of which 11,632,567 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on October 29, 2004 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
J. DOUGLAS BROWN(1) Gloucester, England Director of the Company	Managing Director of Monmouth Securities (Switzerland) Limited.	Since March 2004	36,000 shares (3)
MAX FUGMAN(1) Vancouver, British Columbia NOMINEE as a Director	President of Jana and Company	Nominee	35,000 shares
CHET IDZISZEK Vancouver, British Columbia President and Director	Geologist; President of Madison Enterprises Corp., a mineral exploration company	Since 1997	583,630 shares
JAMES G. STEWART(1) Vancouver, British Columbia Secretary and Director	Barrister and Solicitor	Since 1998	233,500 shares(4)

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 29, 2004 based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)

These shares are held indirectly in the name of Aslan Ltd., a private company controlled by J. Douglas Brown.

(4)

These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

The Company currently has two executive officers: Chet Idziszek, President, and Naomi Corrigan, Chief Financial Officer (the “Named Executive Officers”).  Ms. Corrigan became an executive officer following the end of the financial year ended June 30, 2004.   For a portion of the financial year ended June 30, 2004, Kenneth W. Morgan was the Chief Financial Officer of the Company and was, therefore, an executive officer of the Company.  Mr. Morgan resigned as a director and the Chief Financial Officer of the Company effective October 18, 2004.

The following table (presented in accordance with the rules (“the Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and Chief Financial Officer as at June 30, 2004 and the other three most highly compensated executive officers of the Company as at June 30, 2004 whose individual total compensation for the most recently completed financial year exceeded $150,000 (or whose individual total compensation in each of the two previous fiscal years exceeded $100,000) (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (of which there were none) (collectively “the Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name And Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensa-tion ($)	Securities Under Options granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Chet Idziszek President and Chief Executive Officer	2004 2003 2002	$62,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	108,500/0 Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Kenneth W. Morgan Chief Financial Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$50,000 Nil Nil	59,000/0 0/0 0/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1)

Financial years ended June 30, 2004, June 30, 2003 and June 30, 2002.

(2)

Indicates options granted in each of the financial periods shown.

(3)

Mr. Kenneth W. Morgan resigned as Director and Chief Financial Officer effective October 18, 2004.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year other than the options set out below.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted during the fiinancial year ended June 30, 2004 to the Named Executive Officers:

Name (a)	Securities Under Options Granted ($) (b)	% of Total Options Granted in Financial Year *(c)	Exercise or Base Price ($/Security) (1) (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(e)	Expiration Date (f)
Chet Idziszek	21,500	3.3%	$0.65	$0.65	September 12, 2008
Chet Idziszek	87,000	13.5%	$0.52	$0.52	September 8, 2008
Kenneth W. Morgan(2)	59,000	9.1%	$0.52	$0.52	September 8, 2008

*

Percentage of all options granted during the financial year.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

(2)

Mr. Kenneth W. Morgan resigned as Director and Chief Financial Officer effective October 18, 2004.

Aggregated Option Exercises in Last Financial Year
and Financial Year-End Option Values

The following table sets forth details of all exercise of stock options during the financial year ended June 30, 2004 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options at Financial Year-End (#)(3)(4) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options at Financial Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Chet Idziszek	Nil	Nil	108,500/Nil	Nil
Kenneth W. Morgan (6)	Nil	Nil	59,000/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relates solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2004, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

(6)

Mr. Kenneth W. Morgan resigned as Director and Chief Financial Officer effective October 18, 2004.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts  with any  Named Executive Officers.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that Directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, J.G. Stewart, the Secretary and a Director of the Company, received $124,525 for legal services rendered during the last completed financial year.

Option Grants during the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the financial year ended June 30, 2004 to directors who are not Named Executive Officers of the Company.

Name (a)	Securities Under Options Granted ($) (b)	% of Total Options Granted in Fiscal Year *(c)	Exercise or Base Price ($/Security) (1) (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(e)	Expiration Date (f)
J. Douglas Brown	10,000	1.5%	$0.52	$0.52	September 8, 2008
James G. Stewart	59,000	9.1%	$0.52	$0.52	September 8, 2008
Abdullah M. Basodan(2)	69,000	11.0%	$0.52	$0.52	September 8, 2008
Mark Brown (3)	59,000	9.1%	$0.52	$0.52	September 8, 2008

*

Percentage of all options granted during the financial year.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

(2)

Dr. Abdullah Basodan resigned as a Director effective May 24, 2004.

(3)

Mr. Mark Brown resigned as a Director effective October 18, 2004.

Aggregated Option Exercises in Last Financial Year
and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the financial year ended June 30, 2004 by directors who are not Named Executive Officers of the Company, and the financial year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options at Financial Year-End (#)(3)(4) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options at Financial Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
J. Douglas Brown	Nil	Nil	10,000/Nil	Nil
James G. Stewart	Nil	Nil	59,000/Nil	Nil
Abdullah M. Basodan(6)	Nil	Nil	69,000/Nil	Nil
Mark Brown (7)	Nil	Nil	59,000/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2004, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

(6)

Dr. Abdullah Basodan resigned as Director effective May 24, 2004.

(7)

Mr. Mark Brown resigned as Director effective October 18, 2004.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended June 30, 2004, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	643,500	$0.52	513,156
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	643,500	$0.52	513,156

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No  informed person or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on June 29, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company to fill the vacancy.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company’s audit committee is comprised of three directors, James G. Stewart, J. Douglas Brown and Max Fugman.  As defined in MI 52-110, James G. Stewart is not “independent” and J. Douglas Brown and Max Fugman are “independent”.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2004	$15,000	Nil	$1,000 ʿ¹ʾ	Nil
June 30, 2003	$14,000	Nil	$1,000 ʿ¹ʾ	Nil

ʿ¹ʾFees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Alterations to Company’s Notice of Articles and Articles

On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company’s memorandum with a new form designated a Notice of Articles.  Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions (“PCPs”).  The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable.   Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA.  Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles.  The new set of articles will make the Company’s articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company.  However, there are several changes of note:

1.

The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

2.

The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

3.

The directors will be able to alter the Company’s authorized share structure without the necessity of obtaining shareholder approval.

4.

The requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company’s office, located at 2000-1055 West Hastings Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the special and annual general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

(b)

Stock Options

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals.  Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval of the Plan is required on an annual basis. Exchange policy also requires that  any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”).  Therefore, the members will be asked at the Meeting to approve the Plan for another year and the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

 (c)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 during normal business hours, by mail at that address, by phone at 604-331-8772 or by fax at 604-331-8773.

The financial information provided in the Company’s comparative financial statements and management discussion and analysis is for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 29th day of  October, 2004.

BY ORDER OF THE BOARD

Signed “Chet Idziszek” Signed “James G. Stewart”

Chet Idziszek, President and Chief Executive Officer	James G. Stewart , Secretary

SCHEDULE “A”

LUND GOLD LTD.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

-

the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

-

the Company’s compliance with legal and regulatory requirements related to financial reporting; and

-

the independence and performance of the Company’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors.  Members of the Committee shall be appointed by the Board and may be removed by the Board at its discretion.  The members of the Committee shall elect a Chairman from among their number.  A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company.  The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company.  With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based in its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor.  The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor.  The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies.  This review may include discussions with the independent auditor without the presence of management.

8.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.

Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11.

Establish and review the Company’s procedures for the:

-

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

-

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities.  The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.

SCHEDULE B

SUPPLEMENTARY INFORMATION

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

FOR THE YEAR ENDED JUNE 30, 2004

DEFERRED RESOURCE PROPERTY EXPENDITURES

See notes to financial statements – Note 3

BREAKDOWN OF TRAVEL AND PROMOTION

Expenses	$ 5,794
Internet	16,000
Investor relations consultants	88,050
Fax charges	1,646
Mailing	3,684
Print & broadcast media	11,334
Travel	13,506
$ 140,014

RELATED PARTY TRANSACTIONS

See notes to financial statements – Note 8

SECURITIES  ISSUED DURING THE YEAR ENDED JUNE 30, 2004

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

10-Jul-03	Common shares	Private placement	1,235,000	$0.10	$123,500	Cash
10-Jul-03	Common shares	Loan bonus	400,000	$0.10	$40,000	See note 5b)
10-Jul-03	Common shares	Finders fee	155,809	$0.10	$15,581	See note 5d)
10-Jul-03	Common shares	Property acquisition	200,000	$0.10	$20,000	See note 5c)
01-Aug-03	Common shares	Private placement	2,500,000	$0.10	$176,000	Cash-See note 5e)
10-Sep-03	Common shares	Private placement	215,000	$0.20	$43,000	Cash-See note 5f)
12-Sep-03	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
07-Oct-03	Common shares	Exercise warrants	50,000	$0.15	$7,500	Cash
17-Oct-03	Common shares	Exercise warrants	100,000	$0.15	$15,000	Cash
10-Nov-03	Common shares	Exercise warrants	100,000	$0.15	$15,000	Cash
12-Nov-03	Common shares	Exercise warrants	100,000	$0.15	$15,000	Cash
25-Nov-03	Common shares	Exercise warrants	5,000	$0.15	$750	Cash
08-Dec-03	Common shares	Exercise warrants	77,905	$0.20	$15,581	Cash
09-Dec-03	Common shares	Exercise warrants	23,000	$0.15	$3,450	Cash
17-Dec-03	Common shares	Exercise warrants	55,500	$0.15	$8,325	Cash
22-Dec-03	Common shares	Exercise warrants	17,000	$0.15	$2,550	Cash
30-Dec-03	Common shares	Exercise warrants	7,000	$0.15	$1,050	Cash
31-Dec-03	Common shares	Exercise Warrants	24,500	$0.20	$4,900	Cash
07-Jan-04	Common shares	Exercise warrants	32,000	$0.15	$4,800	Cash
08-Jan-04	Common shares	Exercise warrants	3,000	$0.15	$450	Cash
14-Jan-04	Common shares	Exercise warrants	27,000	$0.15	$4,050	Cash
16-Jan-04	Common shares	Exercise warrants	85,000	$0.15	$12,750	Cash
26-Jan-04	Common shares	Exercise warrants	69,500	$0.20	$13,900	Cash
02-Feb-04	Common shares	Exercise warrants	10,000	$0.15	$1,500	Cash
03-Feb-04	Common shares	Exercise warrants	8,000	$0.15	$1,200	Cash
06-Feb-04	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
19-Feb-04	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
24-Feb-04	Common shares	Exercise warrants	2,000	$0.15	$300	Cash
26-Feb-04	Common shares	Private placement	3,195,713	$0.45	$1,438,071	See note 5g)
01-Mar-04	Common shares	Exercise warrants	10,000	$0.15	$1,500	Cash
10-Mar-04	Common shares	Exercise warrants	9,000	$0.15	$1,350	Cash
23-Mar-04	Common shares	Exercise warrants	10,000	$0.15	$1,500	Cash
05-May-04	Common shares	Exercise warrants	15,000	$0.15	$2,250	Cash
07-May-04	Common shares	Exercise warrants	1,500	$0.15	$225	Cash
03-June-04	Common shares	Exercise warrants	2,000	$0.15	$300	Cash

OPTIONS GRANTED DURING THE YEAR ENDED JUNE 30, 2004

Date of Grant	Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date

08-Sep-03	Chet Idziszek	Director	87,000	$0.52	08-Sep-08
08-Sep-03	James G.Stewart	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Abdullah Basodan	Director	69,000	$0.52	08-Sep-08
08-Sep-03	Ken Morgan	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Mark Brown	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Jose Lenzi	Consultant	100,000	$0.52	08-Sep-08
08-Sep-03	David Mallo	Director	52,500	$0.52	08-Sep-08
08-Sep-03	Jeff Sundar	Consultant	63,000	$0.52	08-Sep-08
08-Sep-03	Scott Steeds	Consultant	45,000	$0.52	08-Sep-08
08-Sep-03	David Scott	Consultant	45,000	$0.52	08-Sep-08
08-Sep-03	Sandra Hjerpe	Employee	10,000	$0.52	08-Sep-08
08-Sep-03	Elizabeth Anderson	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Roswitha Davidson	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Elvie Valenzuela	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Naomi Corrigan	Employee	10,000	$0.52	08-Sep-08
08-Sep-03	Brett Riekert	Consultant	30,000	$0.52	08-Sep-08
08-Sep-03	J. Douglas Brown	Director	10,000	$0.52	08-Sep-08

12-Sep-03	Chet Idziszek	Director	21,500	$0.65	12-Sep-08

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2004

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	11,566,567	$9,170,275

OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2004

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	622,000	$0.52	September 8, 2008
Options	21,500	$0.65	September 12, 2008
Warrants	885,000	$0.15	July 10, 2005
Warrants	2,172,000	$0.15	August 1, 2005
Warrants - Agents	453,095	$0.20	August 1, 2005
Warrants	215,000	$0.25	September 10, 2005
Warrants	1,547,855	$0.45 $0.60	February 26, 2005 February 26, 2006
Warrants - Agents	600,000	$0.45 $0.60	February 26, 2005 February 26, 2006

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT

JUNE 30, 2004

Number of Shares
Escrow	759,375

LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 05, 2004

J. DOUGLAS BROWN

MAX FUGMAN

CHET IDZISZEK - PRESIDENT

JAMES G. STEWART – SECRETARY

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(the “Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended June 30, 2004 should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s  financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP.

Operating Results

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2004, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  As a result, the Company’s future activities may be affected in varying degrees by Brazil’s political stability and government regulation, all of which are beyond the control of the Company.

As at June 30, 2004, the Company had incurred $563,652 in exploration of its Aldebarán Property in Brazil.  Significant expenditures in the fiscal year ended June 30, 2004 include the following:

Category	Amount	Percentage of Total Expenditures
Camp and administration	$61,261	10.9%
Geological	$140,562	24.9%
Geophysics	$97,311	17.3%
Land and legal	$67,993	12.1%

During the fiscal year ended June 30, 2004, the Company incurred exploration expenditures of $455,338 on the Aldebarán Property.  This was comprised primarily of camp and administration, geological and geophysical costs of $61,261, $140,562 and $97,311, respectively, incurred during the period as a result of geological mapping, trench sampling, MMI geochemistry and IP geophysical surveying carried out by the Company to refine drill targets for the Company’s 2004 drill program.  The other significant component was land and legal costs of $67,993 that were incurred as a result of due diligence work, title reports and contract drafting, negotiation and translation in connection with the acquisition of the Aldebarán Property.

The Company’s 2004 Phase I exploration program, comprised of geological mapping, trench sampling, MMI geochemistry and Induced Polarization (“IP”) geophysical surveying, was expanded due to the success of the program.  The Company chose to undertake an additional 32.0 line kilometres of IP geophysical surveying to combine with the original 22.5 line kilometres completed during the initial 2004 exploration program, prior to initiating the Phase II diamond drilling evaluation at the Aldebarán property.  The IP survey outlined multiple geophysical anomalies with both distinctive Chargeability and Resistivity responses.  The Company’s geophysical contractor, FUGRO-Geomag, recommended an initial program of nine drill sites testing three discrete geologic models.  In addition, to the nine drill sites recommended by FUGRO-Geomag, a number of additional favorable exploration targets based on geological and geochemical information also exist.

The Company’s 2004 Phase II exploration program began subsequent to the end of the period.  This phase of exploration will include auger geochemical sampling, mechanical (bulldozer) trenching, geological mapping/sampling and a minimum 2,000 metre diamond drilling program.  The drilling will test the highest priority geological and geochemical target areas, as well as the three distinct geological models indicated by the 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.

The Company is presently completing the 2004 Phase II exploration program discussed above and plans to follow-up on the current program with further soil geochemical sampling, an additional 35 to 40 line kilometres of IP geophysical surveying, expansion of the mechanical trenching, mapping and sampling activity undertaken to date and additional diamond drilling.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

During the fiscal year ended June 30, 2004, the Company recorded interest income of $5,291 and a foreign exchange loss of $33.  During the fiscal year ended June 30, 2003, the Company recorded interest income of $672, a foreign exchange gain of $83 and a write-off of resource property of $7,500.

Expenses for the fiscal year ended June 30, 2004 were $822,034, up from $177,916 for the fiscal year ended June 30, 2003.  This increase is primarily due to increases in all expense categories other than legal fees as a result of the Company’s increased business activities stemming from its acquisition and exploration of the Aldebarán Property.  The most significant increase was for stock-based compensation which rose from nil for the fiscal year ended June 30, 2003 to $291,574 for the fiscal year ended June 30, 2004 as a result of incentive stock options granted during the period.  Consulting fees for the fiscal year ended June 30, 2004 increased to $54,300 from nil for the fiscal year ended June 30, 2003 as a result of the appointment of Kenneth Morgan as the Company’s Chief Financial Officer.  Interest expense and loan bonus increased to $43,235 as a result of a loan arranged by the Company as part of its reactivation (which loan was repaid during the fiscal year ended June 30, 2004).   Filing fees for the fiscal year ended June 30, 2004 increased to $28,941 from $16,683 for the fiscal year ended June 30, 2003 as a result of financings carried out during the period.  Office and rent costs for the fiscal year ended June 30, 2004 increased to $76,416 from $50,061 for the fiscal year ended June 30, 2003 as a result of revised cost sharing arrangements with the other companies with which the Company shares office premises.  Travel and public relations fees for the fiscal year ended June 30, 2004 increased to $140,014 from nil for the fiscal year ended June 30, 2003 as a result of the appointment of investor relations representatives and website development.  Wages for the fiscal year ended June 30, 2004 increased to $87,515 from $14,488 for the fiscal year ended June 30, 2003 as a result of the increased business activity of the Company following the completion of its plan of reactivation.

The net loss for the fiscal year ended June 30, 2004 was $816,776 or $0.09 per share as compared with a net loss for the fiscal year ended June 30, 2003 of $184,661 or $0.07 per share.  Loss per share has been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2005.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

During the fiscal year ended June 30, 2003, the Company recorded interest income of $672, a foreign exchange gain of $83 and a write-off of resource property of $7,500.  During the fiscal year ended June 30, 2002, the Company recorded interest income of $999 and a foreign exchange gain of $1,700.

Expenses for the fiscal year ended June 30, 2003 were $177,916, up from $97,539 for the fiscal year ended June 30, 2002.  This increase is primarily due to increased filing fees and legal fees as a result of the Company’s plan of reactivation.  Filing fees for the fiscal year ended June 30, 2003 increased to $16,683 from $6,782 for the fiscal year ended June 30, 2002.  During the fiscal year ended June 30, 2003, legal fees increased to $60,774 from $9,718 for the fiscal year ended June 30, 2002.

The net loss for the fiscal year ended June 30, 2003 was $184,661 or $0.07 per share as compared with a net loss for the fiscal year ended June 30, 2002 of $57,828 or $0.02 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations).  Loss per share has been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

During the fiscal year ended June 30, 2002, the Company recorded interest income of $999 and a foreign exchange gain of $1,700.  During the fiscal year ended June 30, 2001, the Company recorded interest income of $3,298 and a foreign exchange gain of $3,652.

Expenses for the fiscal year ended June 30, 2002 were $97,539, down from $197,195 for the fiscal year ended June 30, 2001.  This decrease is primarily due to decreased consulting fees, legal fees, office costs, rent and wages as a result of the Company’s decreased business activities.  Consulting fees for the fiscal year ended June 30, 2002 decreased to nil from $3,500 for the fiscal year ended June 30, 2001.  During the fiscal year ended June 30, 2002, legal fees decreased to $9,718 from $47,508 for the fiscal year ended June 30, 2001.  Office costs fell to $4,448 in the fiscal year ended June 30, 2002 from $13,720 in the fiscal year ended June 30, 2001.  Rent and wages for the fiscal year ended June 30, 2002 decreased to $23,096 and $14,865 from $31,075 and $45,985, respectively, for the fiscal year ended June 30, 2001.

The net loss for the fiscal year ended June 30, 2002 was $57,828 or $0.02 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations) as compared with a net loss for the fiscal year ended June 30, 2001 of $190,245 or $0.07 per share.  Earnings per share have been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s activities, which consist of acquiring and exploring its resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not own or have any interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.

The Company’s exploration activities have been funded through the sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to participate in the exploration of its Aldebarán Property.  The Company has not carried out debt financing, nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Resource properties in Manitoba that were written down in the year ended June 30, 2003 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision is made.

While the Company has been successful in raising the necessary funds to finance its business activities to date, there can be no assurance that it will be able to continue to do so.  Based on its existing working capital, the Company will require additional financing during the upcoming fiscal year.  If such funds are not available or cannot be obtained, the Company will be forced to curtail its business activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on the Aldebarán Property.

June 30, 2004 Compared to June 30, 2003

At June 30, 2004, the Company’s current assets totaled $634,751 compared to $112,335 at June 30, 2003.  The increase is attributable to the sale of share capital.  During the same period, current liabilities decreased to $61,717 from $237,396 as a result of the completion of Company’s plan of reactivation and payment of liabilities accrued during the reactivation process.  As a result, the Company’s working capital was $573,034 at June 30, 2004 as compared with a working capital deficiency of $125,061 at June 30, 2003.  As at June 30, 2004 and June 30, 2003, the Company had no long-term debt.

At June 30, 2004, the Company had total assets of $1,211,860 as compared with $225,826 at June 30, 2003.  This increase is due principally to the sale of share capital.

Share capital as at June 30, 2004 was $9,170,275 as compared with $7,494,876 at June 30, 2003.

The Company’s largest cash outflow in the fiscal year ended June 30, 2004 was due to general and administrative expenses of $822,034.  The Company’s largest cash outflow in the fiscal year ended June 30, 2003 was due to general and administrative expenses of $177,916.

The most significant contribution to working capital in the year ended June 30, 2004 was provided by the sale of share capital for cash proceeds of $1,611,334.  The most significant contribution to working capital in the year ended June 30, 2003 was provided by share subscriptions received in advance of $98,500.

June 30, 2003 Compared to June 30, 2002

At June 30, 2003, the Company’s current assets totaled $112,335 compared to $58,640 at June 30, 2002.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities increased to $237,396 from $10,936 as a result of the Company’s plan of reactivation.  As a result, the Company’s working capital deficiency was $125,061 at June 30, 2003 as compared with working capital of $47,704 at June 30, 2002.  As at June 30, 2003 and June 30, 2002, the Company had no long-term debt.

At June 30, 2003, the Company had total assets of $225,826 as compared with $85,527 at June 30, 2002.  This decrease is due principally to general and administrative expenses incurred.

Share capital as at both June 30, 2003 and June 30, 2002 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2003 was due to general and administrative expenses of $177,916.  The Company’s largest cash outflow in the fiscal year ended June 30, 2002 was due to general and administrative expenses of $97,539.

The most significant contribution to working capital in the year ended June 30, 2003 was provided by share subscriptions received in advance of $98,500.  The most significant contribution to working capital in the year ended June 30, 2002 was provided by interest income of $999.

June 30, 2002 Compared to June 30, 2001

At June 30, 2002, the Company’s current assets totaled $58,640 compared to $178,839 at June 30, 2001.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities decreased to $10,936 from $71,567 as a result of the elimination of the Company’s provision for liabilities of discontinued operations.  As a result, working capital was $47,704 at June 30, 2002 as compared with working capital of $107,272 at June 30, 2001.  As at June 30, 2002 and June 30, 2001, the Company had no long-term debt.

At June 30, 2002, the Company had total assets of $85,527 as compared with $203,986 at June 30, 2001.  This decrease is due principally to general and administrative expenses incurred.

Share capital as at both June 30, 2002 and June 30, 2001 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2002 was general and administrative expenses of $97,539.  The Company’s largest cash outflow in the fiscal year ended June 30, 2001 was general and administrative expenses of $197,195.

The most significant contribution to working capital in the year ended June 30, 2002 was provided by interest income of $999.  The most significant contribution to working capital in the year ended June 30, 2001 was provided by interest income of $3,298.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described in Note 15 to the Company’s consolidated financial statements.

Outlook

In the near term, the Company plans to continue its exploration activities on its Aldebarán Property.  Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Aldebarán Property during the fiscal year ending June 30, 2005.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration properties.  The Aldebarán Property is not in production and, therefore, does not produce any income.

BY ORDER OF THE BOARD OF DIRECTORS OF

LUND GOLD LTD.

Signed “Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

Proxy

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LUND GOLD LTD. (the "Company")

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, Canada

ON Wednesday, December 8, 2004, at 10:00 a.m.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ______________________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid  meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Davidson & Company as Auditors of the Company		N/A
2.	To authorize the Directors to fix the Auditors’ remuneration			N/A
3.	To determine the number of Directors at four (4)			N/A
4.	To elect as Director, J. Douglas Brown		N/A
5.	To elect as Director, Max Fugman		N/A
6.	To elect as Director, Chet Idziszek		N/A
7.	To elect as Director, James G. Stewart		N/A
8.	To approve a special resolution altering the Company’s Notice of Articles to remove the application of the Pre-existing Company Provisions.			N/A
9.	To approve a special resolution adopting a new form of articles for the Company			N/A
10.	To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this proxy			N/A
11.	To transact such other business as may properly come before the Meeting			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Department, 100 University Avenue, 9th Floor,

Toronto, Ontario   M5J 2Y1

Fax:  Within North America: 1-866- 249-7775 or Outside North America: (416) 263-9524

SUPPLEMENTAL MAILING LIST RETURN CARD

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF

LUND GOLD LTD. (THE “COMPANY”)

National Instrument 54-101 provides registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer’s supplemental mailing list in order to receive interim financial statements of the Company.  These reports are also available for review on the SEDAR website www.sedar.com along with all other information released by the Company.  If you are interested in receiving such statements, by mail or e-mail, please complete and return this form to the Company at the following address:

LUND GOLD LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, Canada

V6E 2E9

I HEREBY CERTIFY that I am a shareholder of the Company, and as such, request that you add me to your supplemental mailing list.

__________________________________________________________________________________

Name – Please Print

__________________________________________________________________________________

Address/City/Province/Postal Code

__________________________________________________________________________________

Signature                                                                         Date

__________________________________________________________________________________

E-mail address

Method of communication:

________ e-mail*

________ mail

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached “Consent to Electronic Delivery of Documents” form and provide your e-mail address above.  Please ensure that your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

THE CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FORM MUST BE SIGNED TO RECEIVE INFORMATION ELECTRONICALLY

(PLEASE SEE REVERSE SIDE OF THIS PAGE)

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.

I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically.  I may receive by e-mail notification of the availability of a document in electronic format.  The notification e-mail may or may not contain the actual document.  If not, the notification e-mail will contain a web address (or hyperlink) where the document can be found.  By entering this address into my web browser, I can view, download and print the document from my computer.

2.

I acknowledge documents distributed electronically may be distributed in Adobe’s Portable Document Format (PDF).  The Adobe Acrobat Reader software is required to view  documents in PDF format.  The Reader software is available free of charge from Adobe’s web site at:  www.adobe.com.  The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3.

I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by regular mail (Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9).

4.

For the above named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site.  Specific cancellation dates will be noted on the documents themselves.

5.

I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6.

I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered at any time by notifying the deliverer of such revised or revoked consent by regular mail (Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9).

7.

I understand that I am not required to consent to electronic delivery.

I have read and understand this “Consent to Electronic Delivery of Documents” form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

__________________________________________________________________________________

(Name)

__________________________________________________________________________________

(Postal Address)

__________________________________________________________________________________

SIGNATURE OF SHAREHOLDER

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 16, 2004

Trading Symbol:  TSX Venture – LGD

Website:  www.lundgold.com

PRIVATE PLACEMENT INCREASED

Further to its news release of October 19, 2004, Lund Gold Ltd. (TSX-V: LGD) is pleased to report that it has, subject to regulatory approval, agreed to increase the brokered private placement of 4,000,000 units at a price of $0.25 per unit to 5,100,550 units to generate gross proceeds of $1,275,138.  All other aspects of the placement will remain unchanged.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 16, 2004

Item 3.

Press Release

November 16, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 17th day of November, 2004.

LUND GOLD LTD.

By:

“James Stewart

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 23, 2004

Trading Symbol:  TSX Venture – LGD

Website:  www.lundgold.com

PRIVATE PLACEMENT CLOSED

Further to its news release of November 16, 2004, Lund Gold Ltd. (TSX-V: LGD) is pleased to report that it has closed the brokered private placement of 5,100,550 units at a price of $0.25 per unit to fund Lund’s next phase of work on the Aldebarán Property.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of Lund for a period of two years at a price of $0.30 during the first year, expiring November 22, 2005 and thereafter at a price of $0.35 per share in the second year, expiring November 22, 2006.

Canaccord Capital Corporation (“Canaccord”) acted as Lund’s agent in respect of this placement and received, inter alia, a broker’s warrant entitling the purchase of up to 744,150 shares of Lund for a period of two years at a price of $0.30 during the first year, expiring November 22, 2005 and thereafter at a price of $0.35 per share in the second year, expiring November 22, 2006 and a corporate finance fee of 80,000 shares.

All certificates issued to the subscribers and to Canaccord are subject to a four-month hold period expiring March 22, 2005.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 25, 2004

Trading Symbol:  TSX Venture – LGD

Website:  www.lundgold.com

SECURITIES ACQUISITION – EARLY WARNING REPORT

Further to its news release of November 23, 2004, announcing the closing of a brokered private placement, Lund Gold Ltd. (“Lund”) reports that SPGP Tectonic Fund (“SPGP”) of Paris, France, has acquired 3,200,000 of the issued private placement units of Lund. All certificates are subject to a four-month hold period expiring March 22, 2005.

Pursuant to Section 111 of the Securities Act (British Columbia), with this acquisition, SPGP now owns 19% of the issued and outstanding shares in the capital stock of Lund and, assuming the exercise of all warrants, SPGP could increase its current holdings to 32%.  However, SPGP has agreed not to exercise such warrants without prior shareholder approval, if such exercise would result in SPGP owning more than 20% of the issued shares of Lund. Lund has undertaken to obtain such shareholder approval at its 2005 Annual General Meeting, to be held December 2005 (as the material for the 2004 AGM has already been mailed to shareholders).

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended September 30, 2004

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2004.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	September 30, 2004	June 30, 2004
ASSETS
Current
Cash and cash equivalents	$ 271,560	$ 621,594
Receivables	20,757	9,300
Prepaid expenses and deposits	3,857	3,857
	296,174	634,751

Resource properties (Note 4)	832,735	563,652
Equipment	15,543	13,457

	$ 1,144,452	$ 1,211,860
LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 58,653	$ 61,717

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
11,611,567 (June 30, 2004 – 11,566,567) common shares	9,177,025	9,170,275
Contributed surplus (Note 5)	440,755	430,590
Deficit	(8,531,981)	(8,450,722)

	1,085,799	1,150,143

	$ 1,144,452	$ 1,211,860

Nature of operations and going concern (Note 1)

Subsequent events (Note 11)

Approved by the Board

     “Chet Idziszek”             Director

                “James G. Stewart”            Director

LUND GOLD LTD.

 (An exploration stage company)

Consolidated Statements of Loss and Deficit

For the three months ended September 30

(expressed in Canadian dollars, unaudited)

	2004	2003
EXPENSES
Amortization	$ 916	$ 844
Audit and accounting	-	6,000
Consulting fees	5,000	9,300
Filing fees	166	3,934
Interest expense and loan bonus	-	43,193
Legal fees	2,941	13,750
Office and general	7,921	211
Rent	7,825	7,642
Shareholders’ information	-	1,207
Stock-based compensation (Note 6)	10,165	108,351
Transfer agent’s fees	1,911	5,511
Travel and public relations	19,537	39,548
Wages	25,881	9,872
	82,263	249,363
OTHER – INCOME (EXPENSE)
Interest income	994	1,079
Foreign exchange gain	10	-
	1,004	1,079

Loss for the period	(81,259)	(248,284)

Deficit – Beginning of period	$ (8,450,722)	$ (7,633,946)

Deficit – End of period	$ (8,531,981)	$ (7,882,230)

Basic and diluted loss per share	$ (0.01)	$ (0.04)

Weighted average number of shares outstanding	11,577,328	6,318,295

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the three months ended September 30

(expressed in Canadian dollars, unaudited)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (81,259)	$ (248,284)
Items not affecting cash
Amortization	916	844
Stock-based compensation	10,165	108,351
Change in non-cash working capital items
Receivables	(11,457)	(3,255)
Accounts payable and accrued liabilities	(15,951)	6,915
	(97,586)	(135,429)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	6,750	244,300

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(256,196)	(131,160)
Purchase of equipment	(3,002)	-
	(259,198)	(131,160)

Change in cash and cash equivalents	(350,034)	(22,289)

Cash and cash equivalents – Beginning of period	621,594	99,097

Cash and cash equivalents – End of period	$ 271,560	$ 76,808

Supplemental disclosure with respect to cash flows (Note 10)

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2004

1.

Nature of Operations and Going Concern

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at September 30, 2004, the Company has working capital of $237,521.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

Interim Unaudited Financial Statements

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2004.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.

Significant Accounting Policies

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Resource PropertIES

Aldebarán Property, Brazil

Balance, June 30, 2004	$ 563,652

Acquisition	3,947
Camp prep and admin	1,602
Drilling	102,533
Geology	31,361
Geophysics	3,136
Local exploration	101,529
Land and Legal	3,827
Transportation and Travel	21,148
269,083

Balance, September 30, 2004	$ 832,735

5.

Capital Stock and Contributed Surplus

	Number of Shares	Amount	Contributed Surplus

Balance as at June 30, 2004	11,566,567	$ 9,170,275	$ 430,590
Exercise of warrants	45,000	6,750	-
Stock-based compensation	-	-	10,165

Balance as at September 30, 2004	11,611,567	$ 9,177,025	$ 440,755

6.

STOCK OPTIONS

The total fair value of stock options granted during the current period entitling the purchase of up to 59,000 common shares at an exercise price of $0.25 per share until July 22, 2009, was $10,165 which has been recorded in the results of operations as stock-based compensation.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate	3.48%
Expected life	5 years
Annualized volatility	85.43%
Dividend rate	0%

As at September 30, 2004, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.52	622,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009

	702,500

7.

WARRANTS

As at September 30, 2004, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

885,000	$ 0.15	July 10, 2005
2,127,000	0.15	August 1, 2005
453,095	0.20	August 1, 2005
215,000	0.25	September 10, 2005
1,499,999	0.45 then at 0.60	February 26, 2005 February 26, 2006
600,000	0.45 then at 0.60	February 26, 2005 February 26, 2006
47,856	0.45 then at 0.60	February 26, 2005 February 26, 2006

5,827,950

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2004	2003

Consulting fees	$ 5,000	$ 5,000
Legal fees	16,044	13,750
Legal fees - Aldebarán	7,965	-
Rent	-	4,800

	$ 29,009	$ 23,550

b)

Included in accounts payable at September 30, 2004 is $35,852 (June 30, 2004 -  $44,195) due to a law firm controlled by a director and companies related by way of common directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas as at September 30, 2004:

Brazil	$ 832,735
Canada	15,543

$ 848,278

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the three months ended September 30, 2004, there have been no significant non-cash transactions.

During the three months ended September 30, 2003, the Company conducted non-cash transactions as follows:

a)

The Company issued 400,000 common shares at a value of $40,000 as a loan bonus to a company related by way of directors in common.

b)

The Company issued a total of 355,809 common shares at a value of $35,581 pursuant to the Aldebarán property agreement.

c)

The Company issued 985,000 common shares pursuant to share subscriptions of $98,500 received during the year ended June 30, 2003.

11.

SUBSEQUENT EVENTS

Subsequent to September 30, 2004:

a)

The Company issued 66,000 common shares for proceeds of $9,900 on the exercise of share purchase warrants.

b)

The Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit.  Each unit consists of one share and one share purchase warrant, each warrant entitling the purchase of one additional share of the Company for a period of two years at a price of $0.30 per share until November 22, 2005 and $0.35 per share thereafter until November 22, 2006.  The agent  received a cash commission of $74,415 as well as broker warrants entitling the holder to purchase 744,150 shares of the Company for a period of two years with the same terms as described above, an administration fee of $5,000 and a corporate finance fee of 80,000 shares of the Company.

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND GOLD LTD.

(the “Company”)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

The following discussion and analysis, prepared as of November 24, 2004, should be read together with the interim unaudited consolidated financial statements for the three month period ended September 30, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2004 and June 30, 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2004, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to an 100% interest in the Aldebarán property in Brazil. Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.

The Company’s common shares trade on through the facilities of the TSX Venture Exchange under the symbol “LGD”.

Performance Summary

The following is a summary of significant events and transactions that occurred during the period.

As at September 30, 2004, the Company had incurred $720,302 in exploration of its Aldebarán Property in Brazil, of which $265,136 was incurred in the three-month period ended September 30, 2004.  Significant expenditures in the three-month period ended September 30, 2004 include the following:

Category	Amount	Percentage Of Total Expenditures Incurred In The Three Months Ended September 30, 2004
Drilling	$102,533	38.7%
Geological	31,361	11.8%
Local exploration	101,529	38.3%

The Company’s 2004 Phase II exploration program began during the period.  This phase of exploration includes auger geochemical sampling, mechanical (bulldozer) trenching, geological mapping/sampling and a minimum 2,000 metre diamond drilling program.  The drilling is testing the highest priority geological and geochemical target areas, as well as the three distinct geological models indicated by the recent 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.  Drilling results for at least the first four holes are expected by mid-December 2004.

The Company plans to follow-up on the current program with further soil geochemical sampling, an additional 35 to 40 line kilometres of IP geophysical surveying, expansion of the mechanical trenching, mapping and sampling activity undertaken to date and additional diamond drilling.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002

Total revenues	nil	nil	nil
Net loss	$816,776	$184,661	$57,828
Basic and diluted loss per share	(0.09)	(0.07)	(0.02)
Total assets	1,211,860	225,826	85,527
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended June 30, 2004, the total assets of the Company increased to $1,211,860 from $225,826 as at June 30, 2003, due principally to the sale of share capital to fund its exploration of the Aldebarán Property in Brazil.

The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, related to the acquisition and exploration of these properties are capitalized.  All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings.  The net costs related to abandoned properties are charged to earnings.  The Company regularly reviews the carrying values of its mineral properties by reference to the project economics including the timing of the exploration work, the work programs and the exploration results experienced by the Company and others.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company's largest cash outflow in the three month period ended September, 2004 was as a result of exploration expenditures of $265,136.  These expenditures consisted primarily of drilling and local support costs and geological consulting costs.

Expenses for the three month period ended September 30, 2004 were $82,263, down from $249,363 for the three month period ended September 30, 2003.  This decrease is primarily due to reduced stock-based compensation charges which fell to $10,165 from $108,351 (as a result of incentive stock options granted in the previous period), reduced public relations costs which fell to $19,537 from $39,548 (as a result of the engagement of an investor relations consultant in the previous period) and reduced interest expense and loan bonus which fell from $43,193 to nil (as a result of a loan arranged in the previous period to facilitate the Company’s reactivation).

Summary of Quarterly Results

	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003	Three Months Ended March 31, 2003	Three Months Ended December 31, 2002
Total assets	1,144,452	1,211,860	1,338,071	416,797	333,915	225,826	123,155	64,996
Resource properties and deferred costs	832,735	563,652	464,026	317,846	226,460	98,493	76,743	ˉ
Working capital (deficiency)	237,521	573,034	790,763	(197,528)	(72,236)	(125,061)	(155,724)	(36,113)
Shareholders’ equity	1,085,799	1,150,143	1,271,998	136,404	168,378	(11,570)	(62,889)	(18,938)
Revenues	nil	nil	nil	nil	nil	nil	nil	Nil
Net loss	(81,259)	(307,853)	(114,560)	(146,079)	(248,284)	(37,181)	(43,951)	(85,439)
Earnings (loss) per share	(0.01)	(0.03)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)	(0.03)

Significant changes in key financial data from 2002 to 2004 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of the Aldebarán Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.

Based on its existing working capital, the Company requires additional financing for the Aldebarán Property if it is to continue drilling during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	September 30, 2004	June 30, 2004

Working capital	$237,521	$573,034
Deficit	($8,531,981)	($8,450,722)

Capital Resources

During the three month period ended September 30, 2004, the Company issued 45,000 shares at a price of $0.15 per share to generate net proceeds of $6,750 pursuant to the exercise of share purchase warrants.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to continue with its proposed exploration program for its Aldebarán Property during the current fiscal year.

Related Party Transactions

During the three months ended September 30, 2004, the Company incurred professional fees of $29,009 with companies related by directors in common.  These payments were comprised of $5,000 paid to a company related by way of a common director for consulting services and $24,009 paid or accrued to a company controlled by a director and officer of the Company for legal services.

As at September 30, 2004, accounts payable includes $35,852 due to related parties as a result of office costs incurred on behalf of companies with directors in common pursuant to cost sharing arrangements with such companies and for legal services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at September 30, 2004, approximately 5% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Subsequent Events

Subsequent to September 30, 2004, the Company carried out a brokered private placement of 5,100,550 units at a price of $0.25 per unit to fund its next phase of work on the Aldebarán Property.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company for a period of two years at a price of $0.30 until November 22, 2005 and thereafter at a price of $0.35 per share until November 22, 2006.  Canaccord Capital Corporation (“Canaccord”) acted as the Company’s agent in respect of this placement and received a commission of $74,415, a broker’s warrant entitling the purchase of up to 744,150 shares of the Company for a period of two years at a price of $0.30 during the first year and thereafter at a price of $0.35 per share, an administration fee of $5,000 and a corporate finance fee of 80,000 shares.  In addition, Ken Morgan and Mark Brown resigned as directors and Max Fugman became a director of the Company. Mr. Fugman is the President of Jana International Fashions Ltd., an international clothing importer and wholesaler and is the Canadian Honorary Consul for the Kingdom of Thailand.

Also subsequent to September 30, 2004, the Company issued 66,000 common shares for proceeds of $9,900 on the exercise of share purchase warrants.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

November 25, 2004

__”Chet Idziszek”________

Chet Idziszek

President

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Naomi Corrigan, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

November 25, 2004

_”Naomi Corrigan”______

Naomi Corrigan

Chief Financial Officer